Exhibit 99.1

Executive Appointments at Postmedia Network

Wayne Parrish named Chief Operating Officer

Simon Jennings joins as Chief Revenue & Digital Officer

Jeffrey Haar appointed EVP & General Counsel

January 11, 2012 (TORONTO) Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced the appointment of Simon Jennings in the new role of Chief Revenue and Digital Officer.

“We are truly thrilled to welcome Simon Jennings to Postmedia,” said Paul Godfrey, President and CEO. “Simon’s leadership in the digital space and passion for the industry are well-known. Simon will lead our digital and sales teams with the objectives of accelerating revenue generation and strategic product development.”

Mr. Jennings was most recently Executive Vice President of Torstar Digital and President of Olive Media.

The Company also announced today the promotion of Wayne Parrish to Chief Operating Officer. In his new role, Mr. Parrish will continue to oversee Postmedia’s transformation and business development and will now oversee the operations of all of Postmedia’s newspaper operations.

“Since his appointment, Wayne has championed our business transformation, brought together groups from across our company and asked them to challenge the status quo,” said Mr. Godfrey. “Today’s new appointments and the streamlining of our senior executive team set us on the right footing to address some pretty aggressive strategic priorities in the year ahead.”

In another appointment announced today, Jeffrey Haar joins Postmedia as Executive Vice President, Legal and General Counsel. Mr. Haar was most recently Senior Vice President, Legal & Corporate Secretary at Brookfield Asset Management. Prior to Brookfield, Mr. Haar was General Counsel at three technology companies and was a securities attorney at Skadden, Arps, Slate, Meagher & Flom LLP in Toronto and at Shearman & Sterling LLP in New York. Mr. Haar holds a Bachelor of Commerce degree from McGill University and an LL.B. from the University of Toronto Law School.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information

This press release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements in this press release includes those relating to our digital first strategy and future revenue generating opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact

Phyllise Gelfand

Vice President, Communications

(416) 442-2936

pgelfand@postmedia.com